Exhibit 99.(e)(3)

[Harris Associates Investment Trust Letterhead]

_____________, 2006

Harris Associates Securities L.P

Two North LaSalle Street

Chicago, Illinois 60602-3790

Ladies and Gentlemen:

This is to advise you that Harris Associates Investment Trust (the “Trust”) has established a new series of shares to be known as The Oakmark Global Select Fund. In accordance with the Additional Series provision in Article 6 of the Distribution Agreement dated January 26, 2001, as amended April 18, 2001, between the Trust and Harris Associates Securities L.P., the Trust hereby requests that you act as Distributor for the new series under the terms of the respective contract.

Please indicate your acceptance of the foregoing by executing three copies of this Letter Agreement, returning two to the Trust and retaining one copy for your records.

HARRIS ASSOCIATES INVESTMENT TRUST

By:
Name:
Title:

Agreed to this ____ day of ________________, 2006.

HARRIS ASSOCIATES SECURITIES L.P

By:
Name:
Title: